Exhibit 99.1

PRESS RELEASE

AerCap Leased, Purchased and Sold 132 Aircraft in the Second Quarter 2015

Amsterdam, The Netherlands; July 15, 2015 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced its transactions during the second quarter 2015:

●	Signed lease agreements for 103 aircraft*.

●	Purchased 11 aircraft, including 2 Boeing 787-8s, 1 Boeing 787-9, 7 Boeing 737-800s and 1 Airbus A350-900.

●
Executed sale and part-out transactions for 18 aircraft, including: 2 Airbus A319-100s, 1 Airbus A320-200, 2 Airbus A321-200s, 6 Boeing 757-200s, 1 Boeing B767-300ER and 2 Boeing B787-8s from AerCap’s owned portfolio, and 1 Airbus A320-200, 1 Boeing 737 classic and 2 Boeing B757-200s from AerCap’s managed portfolio.

●
Signed agreement with Boeing for an order of 100 Boeing 737 MAX 8 aircraft with deliveries starting in 2019 (as previously announced).  Additionally, signed purchase and lease back agreements for 4 Boeing 737 MAX 8 aircraft.

●	Signed financing transactions for $2.3 billion.

* Lease agreements signed during the second quarter – breakdown by aircraft types:

Aircraft Type	Number of Aircraft
Airbus A320 Family	50
Boeing 737 NG	36
Boeing 757	2
Boeing 737 Classics	1
Airbus A330	7
Boeing 767	4
Boeing 777	2
Boeing 787	1
Grand Total	103

As of June 30, 2015, AerCap’s portfolio consisted of approximately 1,730 aircraft that were either owned, managed, or under contract to purchase.

About AerCap

AerCap is the global leader in aircraft leasing and has one of the most attractive order books in the industry. AerCap serves over 200 customers in approximately 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER). The company is headquartered in Amsterdam and has offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle, and Toulouse.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: John Wikoff Tel. +31 6 31 69 94 30 jwikoff@aercap.com
www.aercap.com
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